Uroshape, LLC

**Financial Statements with
Independent Accountant's Review Report**

Years Ended December 31, 2019 and 2018

Uroshape, LLC
Table of Contents
December 31, 2019 and 2018

Page

FINANCIAL STATEMENTS

TARKIN CPA PC

55 Watermill Lane, Suite 400
Great Neck NY 11021
TEL (516) 997 -6262
FAX (516) 977-3111

Independent Accountant's Review Report

To the Management of
Uroshape LLC

We have reviewed the accompanying financial statements of Uroshape, LLC, which comprise the balance sheet as of December 31, 2019 & 2018, and the related statements of earnings (losses), statements of changes in members' equity (deficit) and statements of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Tarkin CPA PC

June 30, 2020

December 31,		**2019**		2018
Assets				
Current assets				
Cash and cash equivalents	$	**249,032**	$	649,760
Inventory		**34,440**		-
Prepaid expenses		**4,964**		-
Total current assets		**288,436**		649,760
Property and equipment, net		**281,258**		91,633
Total assets	$	**569,694**	$	741,393
Liabilities and Members' Equity				
Current liabilities				
Accounts payable	$	**337,482**	$	6,804
Accrued expenses		**139,981**		-
Due to member		**2,000**		-
Current maturities of long-term debt		**173,124**		22,221
Total current liabilities		**652,587**		29,025
Long-term liabilities				
Due to member		**-**		2,000
Long-term debt, less current maturities		**390,569**		63,693
Total long-term liabilities		**390,569**		65,693
Total liabilities		**1,043,156**		94,718
Members equity (deficit)		**(473,462)**		646,675
Total liabilities and members' equity (deficit)	$	**569,694**	$	741,393

For the years ended December 31,		**2019**		2018
Lease revenue	$	**17,697**	$	-
Cost of goods sold		**6,880**		-
Gross profit		**10,817**		-
Operating expenses				
Salaries and wages		**587,825**		293,560
Selling expenses		**17,740**		1,413
Marketing expenses		**263,675**		69,137
Professional services		**690,839**		448,134
Travel expenses		**117,425**		32,037
Health care expenses		**84,097**		11,804
Licenses and fees		**61,197**		2,374
Equipment expense		**583**		1
Miscellaneous expenses		**19,990**		8,660
Depreciation expense		**24,494**		10,780
Total operating expenses		**1,867,865**		877,900
Operating loss		**(1,857,048)**		(877,900)
Other expense				
Interest expense		**(13,089)**		(3,892)
Total other expense		**(13,089)**		(3,892)
Net income (loss)	$	**(1,870,137)**	$	(881,792)

For the years ended December 31, 2019 and 2018

	Members' Equity (Deficit)
Balance at December 31, 2017	$ 978,467
Member contributions	550,000
Net loss	(881,792)
Balance at December 31, 2018	**646,675**
Member contributions	**750,000**
Net loss	**(1,870,137)**
Balance at December 31, 2019	$ **(473,462)**

Uroshape, LLC
Statements of Cash Flows

For the years ended December 31,		**2019**		2018
Operating Activities				
Net income (loss)	**$**	**(1,870,137)**	$	(881,792)
Adjustments to reconcile net income (loss) to net cash used in operating activities:				
Depreciation expense		**24,494**		10,780
(Increase) decrease in assets and increase (decrease) in liabilities				
Inventories		**(34,440)**		
Other current assets		**-**		15,000
Prepaid expenses		**(4,964)**		-
Accounts payable - trade		**330,678**		6,804
Accrued expenses		**139,981**		(2,937)
Net cash used in operating activities		**(1,414,388)**		(852,145)
Investing Activities				
Capital expenditures		**(214,119)**		-
Net cash used in investing activities		**(214,119)**		-
Financing Activities				
Proceeds from notes payable		**477,779**		-
Payments on notes payable		**-**		(21,353)
Member contributions		**750,000**		550,000
Net cash provided by financing activities		**1,227,779**		528,647
Net change in cash and cash equivalents		**(400,728)**		(323,498)
Cash and cash equivalents at beginning of year		**649,760**		973,258
Cash and cash equivalents at end of year	**$**	**249,032**	$	649,760

For the years ended December 31,		**2019**		2018
Supplemental Schedule for Certain Cash Flow Information				
Interest paid	**$**	**(3,024)**	$	(3,892)

See independent accountant's review report and notes to the financial statements
- 5 -

Note 1: DESCRIPTION OF THE BUSINESS

UroShape, LLC (the "Company") is a medical device company formed in January 2010 that manufactures and commercializes its SoLá Therapy laser and accessories. SoLá Therapy is a proprietary, patent protected, photobiomodulation method and class four near infrared laser designed for the treatment pelvic muscle spasm and related pain. SoLá Therapy began commercial use in the summer of 2019 and is presently being used by both world leaders in the field of pelvic pain and general gynecologists.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Financial Accounting Standards Board (FASB) provides authoritative guidance regarding U.S. GAAP through the Accounting Standards Codification (ASC) and related Accounting Standards Updates (ASUs).

Use of Estimates

The preparation of U.S GAAP financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Estimates that are particularly susceptible to significant change in the near term are related to the valuation of inventory, and useful lives of property and equipment.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and demand deposits at financial institutions.

Inventories

Inventories are stated at the lower of cost or net realizable value, with the cost determined using the first-in, first-out (FIFO) basis.

Inventories at December 31, 2019 and 2018 consisted of:

	2019	2018
Finished goods	$ 34,440	$ -

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Prepaid expenses

Certain payments to vendors reflect costs applicable to future accounting periods and are recorded as prepaid expenses. These amounts are recognized as expenses in the period in which the Company receives those benefits.

Property, and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation expense is recognized over their estimated useful lives using the straight-line method. Depreciation expense for the years ended December 31, 2019 and 2018 amounted to $24,494 and $10,780, respectively.

The components of property and equipment at December 31, 2019 and 2018 are as follows:

	Estimated Useful Lives (in years)	2019	2018
Computers and software	3	$ 25,783	$ -
Medical equipment	10	296,139	107,803
		321,922	107,803
Less accumulated depreciation		(40,664)	(16,170)
Total		$ 281,258	$ 91,633

Lease Revenue

Lease revenue for the year ended December 31, 2019 consisted entirely of proceeds from the leasing of medical equipment to lessees. Lease revenue is recognized when billed to the lessee under the terms of the contract.

Income Taxes

The Company and its members have elected to be taxed as a partnership under the provisions of the Internal Revenue Code. Under those provisions, the Company does not pay federal and state corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes for their respective shares of the Company's taxable income. When applicable, the Company recognizes interest related to income taxes in interest expense and penalties in operating expenses. For the years ended December 31, 2019 and 2018, the Company had no interest or penalties related to income taxes.

Tax positions are recognized only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax position is recorded. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Interest

Interest costs are charged to expense as incurred.

Advertising Costs

Advertising costs are charged to operations as incurred. Advertising expense totaled approximately $22,489 and $12,883 for the years ended December 31, 2019 and 2018, respectively.

Subsequent Events

Management has evaluated subsequent events through the date that the financial statements were available to be issued, July 13, 2020. See Note 9 for relevant disclosure(s).

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). The guidance in this ASU and its amendments supersedes the leasing guidance in Topic 840, entitled Leases. Under the guidance, lessees are required to recognize lease assets and lease liabilities on the statement of financial position for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of activities. For nonpublic entities, the standard is now effective for fiscal years beginning after December 15, 2020, as a delay in adoption was recently approved. Early adoption is permitted. The Company is currently evaluating the impact of the guidance on its financial statements.

Note 3: GOING CONCERN

The Company began operations in 2010 as a developer of proprietary laser treatment products. The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Note 3: GOING CONCERN (Continued)

During the year ended December 31, 2019, the Company had a net loss of approximately $1.88 million, negative cash flow from operations of approximately $1.41 million, and current liabilities exceed current assets by approximately $364 thousand. The Company believes it has sufficient cash and available member contributions to operate over the next 12 months. However, additional funding will be necessary to complete its production and marketing program.

To date the Company has experienced operating losses and negative cash flows from operations. Whether and when the Company can attain profitability and positive cash flows from operations is uncertain. The Company is also uncertain whether it can obtain financing to complete manufacturing and marketing to create a sufficient base of leased assets to begin generating positive net income. In the future, these uncertainties may cast doubt upon the Company's ability to continue as a going concern.

The Company will need to raise capital in order to fund its operations. This need may be adversely affected by uncertain market conditions, approval by regulatory bodies, and adverse results from clinicians using the equipment. To address its financing requirements, the Company will seek financing through debt and equity financings and additional member contributions. The outcome of these matters cannot be predicted at this time.

Note 4: CONCENTRATIONS OF CREDIT RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, are principally cash investments. The Company places its cash investments in high credit quality financial institutions. The Company has cash deposits with financial institutions, which fluctuate from time to time in excess of federally insured limits of $250,000. If these financial institutions were not to honor their contractual liability, the Company could incur losses. The amount of credit exposures in excess of federally insured limits at December 31, 2019 and 2018 was $25,945 and $407,079, respectively. Management is of the opinion that there is no risk of loss because of the financial strength of these financial institutions.

Note 5: ACCRUED EXPENSES

Accrued expenses at December 31, 2019 and 2018 consists of the following:

December 31,	2019	2018
Sales tax payable	$ 1,553	$ -
Accrued payroll	114,000	-
Accrued payroll liabilities	5,373	-
Other accrued expenses	8,990	-
Accrued interest payable	10,065	-
Total accrued expenses	$ 139,981	$ -

Note 6: LONG-TERM DEBT

Long-term debt at December 31, 2019 and 2018 consists of the following:

	2019	2018
Equipment finance agreement entered into on June 16, 2017 with a financial institution for the purchase of equipment. Principal amount of $107,803 with interest accruing at 3.9% per annum. Interest and principal payments due monthly of $99 for the first six months and $2,104 for the remaining sixty months through November 16, 2022. The note is secured by the equipment.	$ 63,693	$ 85,914
Notes payable to individuals. Aggregate principal amount of $150,000 entered into on September 30, 2019 with interest accruing at 12% per annum, balance due including accrued unpaid interest on September 30, 2020. The note is secured by the tangible and intangible assets of the Company.	150,000	-
Subordinated convertible notes payable to individuals and partnerships, aggregate principal $350,000. $200,000 issued in November and $150,000 issued in December 2019 (the "12% Subordinate Notes") interest accruing at 12% per annum, balance due including accrued unpaid interest on January 21, 2021. (1) (2)	350,000	-
	563,693	85,914
Less current maturities	(173,124)	(22,221)
Total	$ 390,569	$ 63,693

(1) The 12% Subordinate Notes include attached warrants, which allow the holder to purchase units of the Company equal to one half of the amount of the principal of the 12% Subordinate Notes divided by the price of the equities securities issued in a qualified financing, as set forth in the purchase agreement. The warrants have an exercise period of three years from the date of the closing of a qualified financing, as set forth in the purchase agreement. The warrants are extinguished in the event of a sale of the Company prior to the qualified financing.

(2) The 12% Subordinate Notes are redeemable by the Company, as defined in the purchase agreement, upon the maturity of the notes, a change in control, or the sale of equity securities by the Company which generate net proceeds of more than $2,000,000. If the notes are redeemed at the maturity date, the redemption is equal to 100% of the note value plus accrued and unpaid interest divided by the conversion price as set forth in the purchase agreement. If the notes are redeemed upon a corporate transaction conversion, as defined in the purchase agreement, the redemption price is 150% of the note value plus accrued unpaid interest. If the notes are redeemed due to the sale of equity securities, the notes are redeemed at a price equal to the conversion price as set forth in the purchase agreement.

Note 6: LONG-TERM DEBT (Continued)

Maturities of long-term indebtedness subsequent to December 31, 2019, are as follows:

Year ending December 31,		
2020	$	173,124
2021		374,063
2022		16,506
Total	$	563,693

Contingencies

From time to time, the Company may have asserted and unasserted claims arising in the normal course of business. The Company does not expect losses, if any, arising from these asserted and unasserted claims to have a material effect on the financial statements.

Note 7: LEASE REVENUE

During 2019 and 2018, the Company's revenue was derived from an operating equipment leasing arrangement whereby the Company provides the equipment to the lessor and charges a lease fee based on the usage of the equipment by the lessee to a patient. The Company recognizes the lease revenue when the lessee registers a new patient for treatment in the machine. The Company charges sales tax on the lease agreement, and the sales tax is excluded from the lease revenue.

The lease agreements are one year in length, expiring in 2020 with an optional two year renewal term. The lease contains no minimum payment requirements, and payment is only due when a patient is registered to begin treatment.

There are no minimum lease payments required under the leases and contingent rental payments for 2020 are based on usage and cannot be reasonably estimated. Subsequent to year-end, the Company has adjusted its leasing arrangements with its customers as more fully discussed in Note 10.

The following is a summary of property on lease at December 31, 2019 and 2018.

		2019		2018
Laser equipment	$	99,711	$	-
Less: accumulated depreciation		(11,079)		-
Total equipment on lease	$	88,632	$	-

No lease revenue was generated during the year ended December 31, 2018.

Note 8: CONCENTRATIONS

Leases with several clinical facilities represent approximately 97% of total lease revenue for the years ended December 31, 2019. The Company did not generate lease revenue during the year ended December 31, 2018. Lease revenue from these clinical facilities and related accounts receivable at December 31, 2019 are as follows:

	2019			
	Lease Revenue		Accounts Receivable	
Customer A	$ 4,706	27%	*	*
Customer B	$ 4,556	26%	*	*
Customer C	$ 4,268	24%	*	*
Customer D	$ 3,695	21%	*	*

* accounts receivable balance did not exceed 10%

The following table summarizes expenses and related accounts payable greater than 10% for the years ended December 31, 2019 and 2018.

	2019				2018			
	Expenses		Accounts Payable		Expenses		Accounts Payable	
Vendor A	$188,335	10%	$188,335	56%	*	*	*	*
Vendor B	*	*	$120,688	36%	$189,078	21%	*	*
Vendor C	$223,234	12%	*	*	*	*	*	*
Vendor D	$180,602	10%	*	*	*	*	*	*
Vendor E	*	*	*	*	$139,300	16%	*	*
Vendor F	*	*	*	*	*	*	$ 5,400	79%
Vendor G	*	*	*	*	*	*	$ 1,404	21%

* expenses or accounts payable balance did not exceed 10%

Note 9: RELATED PARTY TRANSACTIONS

During the years ended December 31, 2019 and 2018, the Company had an amount due a member of $2,000, which was used for operating expenses that will be repaid in 2020.

Note 10: SUBSEQUENT EVENTS

Leasing and Revenue Model

Subsequent to December 31, 2019, the company has retired its leasing method based on patient usage and changed to a method that is no longer tied to usage of the equipment. The Company now offers a three year rental type agreement with a monthly fixed, fair market value, fee for the use of the equipment, software, maintenance of equipment and replenishment of time sensitive components and separately charges the customer for its single use disposable accessories. The Company will charge sales tax on the usage agreement and sales tax on single use disposable accessories, which will be excluded from future revenues.

Note 10: SUBSEQUENT EVENTS (Continued)

COVID-19

In March 2020, the World Health Organization made the assessment that the outbreak of a novel coronavirus (COVID-19) can be characterized as a pandemic. As a result, uncertainties have arisen that may have a significant negative impact on the operating activities and results of the Organization. The occurrence and extent of such an impact will depend on future developments, including (i) the duration and spread of the virus, (ii) government quarantine measures, (iii) voluntary and precautionary restrictions on travel or meetings, (iv) the effects on the financial markets, and (v) the effects on the economy overall, all of which are uncertain.

To help compensate for these impacts on the business, the Company signed a Paycheck Protection Program ("PPP") Promissory Note with a bank and on May 4, 2020 received $64,217. The PPP is part of the U.S. federal government's CARES Act, designed to assist small businesses in paying employee wages and other critical expenses. This note is interest free for six months from the date of funding, followed by 17 consecutive monthly payments of principal and interest at 1% per annum, with the principal component of each such payment based upon the level amortization of principal over a 2 year period from the date of the loan, and a final payment equal to the balance of unpaid principal plus accrued and unpaid interest, due 24 months after the date of the loan. The loan provides for forgiveness if the proceeds are used for payroll, utilities, rent and lease payments over the 8 week period after the date of the loan, with a limit of 25% for use on non-payroll expenses. The Company anticipates that the vast majority of the loan will be forgiven.

Debt

In January, 2020 the Company issued an additional $100,000 convertible note to an investor as part of the 12% Subordinate Notes as discussed in Note 6. The note contains the same features and terms as those in Note 6, and matures with the other 12% Subordinate Notes on January 21, 2021.